Contact

michele@oandhconsulting.com

www.linkedin.com/in/michele-olivier
(LinkedIn)

Top Skills

Executive Search

Contract Recruitment

Training

Languages

Russian (Professional Working)

Certifications

Certified Bereavement Counselor

PTLLS Trainer Certification

NVQ Level 3 - Information Advice
and Guidance

Michele Olivier

Social Justice Warrior # | Recruitment Disruptor | Fractional CPO ♀#|
Change Agent | Sarcasm Dispenser | Podcaster | Ally #| Recruiter |
Proud to be Queer and First Nations
Austin, Texas Metropolitan Area

Summary

Michele Olivier is not your typical recruiter. With 20+ years of global
experience in the Talent sector, she has managed 360 people ops
for organizations in technology, SaaS, fintech, gaming, government,
sales/marketing, and more. As a practitioner of radical candor,
Michele truly believes that better hires come from better candidate
experiences.

In 2020, Michele founded O&H Consulting to disrupt the status quo
for candidate experience. The team at O&H provides an end-to-
end talent acquisition solution that seamlessly integrates into their
clients' companies. As a strategist and coach, Michele works closely
with executives and hiring managers to establish and/or refine their
approach to people systems to help achieve organizational goals.
Regardless of the size of the company, O&H can help.

Experience

Rainbow Unicorn Games
Chief People Officer (CPO)
April 2022 - Present (2 years 1 month)

I oversee all elements of our people and culture needs. From designing our
hiring and attraction practices to reviews, onboarding, and more.

At Rainbow Unicorn Games we are determined to be a different kind of
company - one centered on fairness and amplifying voices. I am delighted to
be in the position to create and oversee the ways we do that.

O&H Consulting
Principal Consultant
October 2020 - Present (3 years 7 months)
Round Rock, Texas, United States

Overseeing the end-to-end talent acquisition process for O&H clients coming from a variety of backgrounds including startups, fintech, SaaS, and more. A trusted advisor to C-suite decision makers for people and culture, diversity, and talent decision making.

uConnect
Head Of Talent Management
December 2021 - January 2023 (1 year 2 months)

Overseeing all organizational elements pertaining to talent strategy and recruitment. Working in close partnership with the CEO and other key members of leadership to ensure success for the organization through a key period of growth.

My Improved Resume
Director of Consultancy Services
June 2016 - October 2020 (4 years 5 months)
Round Rock, TX

Michele is a well-established Career Coach, Executive Branding and Talent Consultant, and Resume expert who works both with individual clients and companies to improve their success with recruitment processes.

She joins the collective of highly skilled HR professionals at My Improved Resume to help establish best practice, and to support our growing client base.

YMCA of Greater Williamson County
Director of Talent Acquisition
January 2015 - June 2016 (1 year 6 months)
Round Rock

Designed and implemented comprehensive 360 recruitment solution for the Youth Development division of the Williamson County YMCA.

Responsible for overseeing the recruitment of over 500 full time, part time and seasonal positions each year. Direct responsibilities included:
* Community relationships/ recruitment partnerships
* Selection tool creation and training of management
* Employer branding
* Recruitment campaign design and oversight

A large part of my role was to create clear and consistent processes across all business areas.

O&H Consulting
Principal Consultant
January 2013 - January 2015 (2 years 1 month)
Round Rock, TX

* Liaise with clients to identify recruitment needs and develop effective employee attraction and retention strategies.
* Create and deliver assessment centers for all levels to ensure ROI on recruitment.
* Create and deliver management training programs to improve interview and on-boarding skills.
* Partner with managers and supervisors regarding hiring and retention of high achievers.
* Negotiate with external recruiters including development of performance measurement tools and competitive fee structure.
* Develop corporate recruitment strategy and processes in conjunction with senior management and stakeholders.

Reed in Partnership
Senior Employment Trainer
July 2012 - January 2013 (7 months)

* Developed materials as part of international product review.
* Designed New Trainer Induction Programme to introduce new members of staff to organizational practice and curriculum.
* Responsible for training new staff and conducting regular reviews of existing trainers to ensure standards were maintained.
* Designed and administered Training Needs Analysis tools and tracking programs for use across the region.
* Consistently recognized as top performer nationally.
* Coordinated and delivered all training: Health and Safety, COSHH, Customer Service, Manual Handling, Interview Skills, and Resume Writing

Reed
Branch Manager
July 2011 - July 2012 (1 year 1 month)
High Wycombe

* Managed all staff and business concerns for a local branch of a multi-national recruitment company.

* Recognized by Managing Director for exceptional year-on-year growth of the business.
* Negotiated national contracts worth up to $3.5 million per annum establishing Reed as a preferred supplier.
* Specialized in creating bespoke assessment centers for a range of clients

Reed in Partnership
Training Manager
September 2008 - July 2011 (2 years 11 months)

* Liaised with international employers in a variety of industries to develop their recruitment strategy to ensure ROI and maximize new hire retention.
* Responsible for coordination and the delivery of regional training programme across 6 branches.
* Managed Trainers, including conducting monthly reviews, formal observations, and professional development plans.
* Project Managed new curriculum development for international roll-out including linguistic / cultural translation of materials.
* Coordinated and led national pilots of new material and training processes.

Connexions
Employment Adviser
September 2007 - March 2008 (7 months)

* Provided recruitment support and careers guidance.
* Responsible for developing and delivering a range of weekly courses designed to enhance resumes writing, interview skills, and professional conduct.
* Liaised with local employers to develop recruitment strategies
* Organized a job fair with local and national employers
* Managed a large caseload of clients and exceeded targets regularly.

Graduate Recruitment Bureau
Consultant
December 2006 - July 2007 (8 months)

* Established a new and profitable line of business through cold and warm calling potential clients and building trusted relationships with them delivering complete recruitment solutions.
* Worked with senior management and Directors to improve company "Best Practice" strategy for all business areas.
* Consistently exceeded company set targets and outperformed many Senior Consultants in all targeted areas.

* Provided advice and guidance to graduates on resume writing, interview techniques, and career decisions.
* Consulted companies on long and mid-range strategies for the recruitment and retention of high caliber graduate candidates.

Capital International IT Staffing
Assistant Account Manager
March 2006 - December 2006 (10 months)
Burgess Hill

Consulted companies on long and midrange strategies for the recruitment and retention of high calibre graduate candidates.; Work with Account Managers and Clients to provide the best IT and Engineering Candidates for contract and permanent roles in the UK and Europe.
Working directly with Clients to arrange interviews, refine requirements and address resourcing needs.
Cold and warm calling potential new clients
Consistently exceeded company targets and set new company records for performance.

Kroll
Assistant Account Manager / Team Leader
2004 - 2006 (2 years)

Liaising with client Human Resources to screen Candidates for all levels of employment, in accordance with the reporting requirements of employers and the FSA.
Responsible for ongoing training and supervision of employees.
Adept in research and information gathering techniques, including acquisition of references from overseas and non English-speaking sources.
Handled large volumes of sensitive customer data.
Intimately familiar with the requirements of data protection legislation and best practices for handling confidential information.
Consistently performed beyond expectations under pressure and adhered to tight deadlines.

North America Life Insurance Company of Texas
HR Manager
August 2002 - November 2003 (1 year 4 months)

Undertook all H.R. functions for a life insurance company with 35 in-house staff and over 200 field agents:
Employment, hiring and screening process.

Terminations and employee discipline.

Creation and maintenance of Employee Handbook.

Undertook all in-house training functions, including:

Creation of all training materials.

Provided individual training in the following areas:

Microsoft Office applications.

In-house case management system.

State and federal insurance law and compliance.

Customer service skills.

Provided ongoing review of individual training needs and performance.

Liaised with Directors to determine long ranging corporate HR strategy.

Handled customer conflict in cases where law or company policy precluded payment of claims.

CM Consulting
Compensation Consultant
May 2000 - August 2002 (2 years 4 months)

Analyzed and collated data for local and regional compensation studies within the IT industry.

Liaised with Directors and hiring staff to help design competitive low / zero cost remuneration enhancement to attract top talent from larger competitors.

Developed and designed compensation presentations for clients, local business groups, and the Central Texas Compensation and Benefits Association.

Oversaw day to day running of local office including recruitment for new staff.

Education

Yale University
Executive Education Human Capital Strategy, Creating a Sustainable Competitive Advantage · (April 2023)

Beloit College
BA, International Relations and Russian · (1996 - 2000)

St. Edward's University
Master, Liberal Arts Program · (2002 - 2004)